Via Facsimile and U.S. Mail
Mail Stop 6010


February 8, 2006


Mr. David Wurzer
Executive Vice President,
CFO, and Treasurer
Curagen Corporation
555 Long Warf Drive, 11th Floor
New Haven, Connecticut

      Re:	Curagen Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
	           Filed March 14, 2005
	Form 10-Q for the quarter ended March 31, 2005
	Form 10-Q for the quarter ended September 30, 2005
	File No.  0-23223

Dear Mr. Wurzer:

      We have reviewed your January 25, 2006 response to our December
23, 2005 letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Note 1. Organization and Summary of Significant Accounting
Policies,
page 52
Revenue Recognition, page 53
1. Please clarify to us and in the filing what you mean by "deferred revenue arising from payments received under collaborative agreements is recognized as income when earned". Address each type of revenue stream received and how it is determined when the income is earned.
Specifically state the period of revenue recognition for each revenue stream.

Form 10-Q for the quarter ended March 31, 2005

Note 7. Inventory, page 9
2. Refer to your response to comment 5. Please clarify to us and in the filing why you record cost differently for non-lot controlled and lot controlled items.

Form 10-Q for the quarter ended September 30, 2005

Note 2. Significant Accounting Policy, page 6
3. You state in your response to comment 6 that you plan to revise your Form 10-Q to adjust your revenue recognized for the period. Please file a Form 8-K in accordance with Item 4.02 of the form. Please confirm to us that the adjustment only affected the third quarter 10-Q as we note that the agreement was signed in the second quarter.  Provide all the required disclosures in APB 20 in your amended Form 10-Q.
4. You state in your response to comment 6 that you have
substantive
and non-substantive milestones.  The determination that one
payment
is not a substantive milestone would prevent you from concluding that
subsequent milestone payments were substantive.  Please revise your
financial statements in the 10-K and 10-Qs accordingly for all agreements or clarify why you believe no revision is necessary.
5. Refer to your response to comment 6. Clarify to us and in the filing why you believe it is appropriate to recognize milestones over the remaining term of the agreement beginning from the date the milestone is received. Specifically clarify why none of the milestone amount represents payment for past services since it appears that you had certain obligations to perform prior to receiving the milestone.
*    *    *    *
      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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David Wurzer
Curagen Corporation
February 8, 2006
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